File No. 70-10160

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO FORM U-1

APPLICATION OR DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

* * *

OHIO VALLEY ELECTRIC CORPORATION
3932 U.S. Route 23, P.O. Box 468, Piketon, Ohio 45661
(Name of company filing this state-ment and
addresses of principal execu-tive offices)

* * *

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215

FIRSTENERGY CORP.
76 South Main Street, Akron, Ohio 44308

(Name of top registered holding company
parent of each applicant or declarant)

* * *

Susan Tomasky, Executive Vice President
AMERICAN ELECTRIC POWER SERVICE CORPORATION
1 Riverside Plaza, Columbus, Ohio 43215

John B. Keane, General Counsel
AMERICAN ELECTRIC POWER SERVICE CORPORATION
1 Riverside Plaza, Columbus, Ohio 43215

Mark S. Tibberts
Brian E. Chisling
Simpson Thacher & Bartlett LLP
425 Lexington Ave., New York, New York 10017
Counsel for Ohio Valley Electric Corporation
(Names and addresses of agents for service)

Ohio Valley Electric Corporation (“OVEC”), an electric public utility subsidiary of American Electric Power Company, Inc. (“AEP”) and FirstEnergy Corp. (“FirstEnergy”), each a holding company registered under the Public Utility Holding Company Act of 1935 (“1935 Act”), hereby amends its Application-Declaration on Form U-1 in File No. 70-10160, as follows:

1.	By amending and restating Item 1 in its entirety:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

A.	Background and Requested Authority

OVEC and its wholly-owned subsidiary, Indiana-Kentucky Electric Corporation (“IKEC”), own two generating stations located in Ohio and Indiana with a combined electric production capability of approximately 2,256 megawatts. OVEC is owned by AEP, FirstEnergy and other investor-owned utilities or utility holding companies (or, in the case of one owner, an affiliate of a generation and transmission rural electric cooperative). The owners and their respective ownership percentages are: Allegheny Energy, Inc. (“Allegheny”) (3.5%), AEP (39.17%), Buckeye Power Generating, LLC (“Buckeye”) (9.0%), The Cincinnati Gas & Electric Company, a subsidiary of Cinergy Corp. (9.0%), Columbus Southern Power Company, a subsidiary of AEP (“CSPCo”) (4.3%), The Dayton Power and Light Company, a subsidiary of DPL Inc. (4.9%), Kentucky Utilities Company (“KU”), a subsidiary of E.ON AG (2.5%), Louisville Gas and Electric Company, also a subsidiary of E.ON AG (5.63%), Ohio Edison Company, a subsidiary of FirstEnergy (16.5%), Southern Indiana Gas and Electric Company, a subsidiary of Vectren Corporation (1.5%), and The Toledo Edison Company, also a subsidiary of FirstEnergy (4.0%). These entities or their affiliates purchase power from OVEC according to the terms of an Inter-Company Power Agreement (“ICPA”), with the exception of Buckeye1 .

OVEC was formed in the early 1950s by a group of holding companies and utilities located in the Ohio Valley region in response to the request of the United States Atomic Energy Commission (“AEC”) to supply the electric power and energy necessary to meet the needs of a uranium enrichment plant being built by the AEC in Pike County, Ohio.

OVEC owns two coal-fired generating stations: (1) the Kyger Creek Plant in Cheshire, Ohio, which has a generating capacity of 1,075 megawatts, and (2) the Clifty Creek Plant in Madison, Indiana, which has a generating capacity of 1,290 megawatts and is owned by OVEC’s wholly owned subsidiary, Indiana-Kentucky Electric Corporation. Upon its formation, OVEC entered into two principal power sales agreements: (i) the DOE Power Agreement, which was between OVEC and the United States of America, currently acting by and through the AEC’s successor, the Secretary of Energy, the statutory head of the United States Department of Energy (“DOE”) and (ii) the ICPA, which is among OVEC and the Sponsoring Companies. Each of the Sponsoring Companies is either an owner of OVEC’s stock or an affiliate of an owner.

In order to supply the significant power and energy needs of the DOE’s Ohio enrichment facility, the DOE Power Agreement entitled the DOE to essentially all of the generating capacity of OVEC’s generating facilities. The ICPA was intended to complement OVEC’s supply of power and energy under the DOE Power Agreement. It grants to the Sponsoring Companies certain rights to surplus energy not needed to serve the uranium enrichment plant. As a result of the DOE’s termination of the DOE Power Agreement as of April 30, 2003, each of the Sponsoring Companies currently is entitled to its specified share of all net power and energy produced by OVEC’s two generating stations. In return, the ICPA requires the Sponsoring Companies to pay their share of all of OVEC’s costs resulting from the ownership, operation and maintenance of its generation and transmission facilities, including the costs of financings, except those costs that were paid by the DOE.

Under the Commission’s order dated December 30, 2003(HCAR No. 35-27791) (the “Order”) in File No. 70-10160, OVEC was authorized to incur short-term indebtedness through the issuance and sale of notes to banks or other financial institutions in an aggregate amount not to exceed $200,000,000 outstanding at any one time, from time to time through December 31, 2006, as funds may be required, provided that no such notes shall mature later than June 30, 2007.

Under the terms of the Order, the Commission reserved jurisdiction, pending completion of the record, over the issuance and sale by OVEC of short-term indebtedness in excess of $100,000,000. OVEC now requests that the Commission release jurisdiction over the request for OVEC to incur short-term indebtedness of up to $200,000,000.

The operation of OVEC’s generating stations requires the storage of substantial quantities of coal to ensure the availability of power to its customers. OVEC has used short-term debt to finance the coal inventory at its generating stations. OVEC requested $200 million of authority in 2003 in anticipation of increased costs of inventories (fuel, SO2 and NOX allowances) and future capital improvement projects that would necessitate interim financing prior to the issuance of long term debt. OVEC will incur additional expenses in 2005-2006 including: (1) up to $80 million for OVEC's 80% Powder River Basin/20% Eastern fuel switch project at its Kyger Creek Plant; (2) preliminary analysis and engineering and design work on Clean Air Act Title IV and Clean Air Interstate Rule/Clean Air Mercury Rule compliance plans needed by 2010; and (3) the need for 50,000 additional SO2 allowances per year during 2006-2009, at current prices approaching $800 per allowance. These additional short-term debt needs will exceed the present $100 million authorization. The proceeds of the short-term debt incurred by OVEC will be added to its general funds and used to pay for these and other general obligations and for other corporate purposes.

Notes will mature not more than 365/366 days after the date of issuance or renewal thereof; provided that no note will mature later than June 30, 2007. Notes will be offered at terms consistent with those of similar companies, and will bear interest at an annual rate not greater than the prime commercial rate of Citibank, N.A. (or any successor thereto) in effect from time to time. Any such credit arrangements may require payment of a fee that is not greater than 1/2 of 1% of the size of the line of credit made available by the bank and the maintenance of additional balances of not greater than 20% of the line of credit. Any other line of credit fees will be consistent with fees paid for like transactions. The maximum effective annual interest cost under the above arrangements, assuming full use of the line of credit, will not exceed 125% of the prime commercial rate in effect from time to time, or not more than 7.5% on the basis of a prime commercial rate of 6%.

OVEC is not consolidated with AEP, CSPCo, FirstEnergy, Ohio Edison or Toledo Edison (collectively, the “Associate Companies”) for GAAP or financial reporting purposes. The Associate Companies account for OVEC on a cost basis, not the equity method. As such, the amount of the Associate Companies’ original investments in OVEC does not change. Instead, OVEC pays quarterly dividends to its owners.

As of March 31, 2005, OVEC’s consolidated capitalization consisted of 97.2% debt and 2.8% common equity and retained earnings (consisting of 100,000 shares of common stock). Maintaining a relatively low common equity ratio lowers OVEC's cost of capital and thus allows OVEC to sell electricity to the Sponsoring Companies at a lower cost.

Certificates of notification pursuant to Rule 24 would continue to be filed quarterly when there are outstanding borrowings in any quarter.

B.	Compliance with Rule 54

The proposed transaction is also subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve an application by a registered holding company which does not relate to any “exempt wholesale generator” (“EWG”) or “foreign utility company” (“FUCO”), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). Under the terms of the Commission’s order approving FirstEnergy’s acquisition of GPU, Inc. (HCAR No. 27459, dated October 29, 2001) (the “Merger Order”), as modified by the order dated June 30, 2003 (HCAR No. 27694) (the “2003 FirstEnergy Financing Order”), the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so long as FirstEnergy’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), of $1.9 billion as of March 31, 2005, would be $950 million. The Merger Order, as modified by the 2003 FirstEnergy Financing Order, also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order (“Current Investments”) and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy’s operating utilities (“GenCo Investments”). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments (“Other Investments”) will not exceed $1.5 billion (the “Modified Rule 53 Test”). Under the Merger Order and 2003 FirstEnergy Financing Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount.

As of March 31, 2005, FirstEnergy’s “aggregate investment” in EWGs and FUCOs was approximately $1 billion,2   an amount significantly below the $5 billion amount authorized in the Merger Order, as modified by the 2003 Financing Order. Additionally, as of March 31, 2005, “consolidated retained earnings” were $1.9 billion. By way of comparison, FirstEnergy’s consolidated retained earnings as of March 31, 2002 were $1.52 billion.

In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy’s consolidated capitalization resulting from FirstEnergy’s investments in EWGs and FUCOs. As of March 31, 2005, FirstEnergy’s consolidated capitalization consisted of 43.4% common equity, 1.2% cumulative preferred stock, 53.8% long-term debt and 1.6% notes payable. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any material impact on FirstEnergy’s capitalization. Further, since the date of the Merger Order, FirstEnergy’s investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy’s writedowns of its investments in Avon Energy Partners Holdings (“Avon”) and GPU Empresa Distribuidora Electrica Regional S.A. (“Emdersa”).3

Further, since the date of the Merger Order, and, after taking into account the effects of the merger, there has been no material change in FirstEnergy’s level of earnings from EWGs and FUCOs.

FirstEnergy’s operating public-utility subsidiaries remain financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior secured debt. The following chart includes a breakdown of the senior, secured credit ratings for those public-utility subsidiaries of FirstEnergy that have ratings:

Subsidiary	Standard & Poor’s4	Moody’s5	Fitch[6]
Ohio Edison	BBB	Baa1	BBB+
Cleveland Electric	BBB-	Baa2	BBB-
Toledo Edison	BBB-	Baa2	BBB-
Penn Power	BBB	Baa1	BBB+
JCP&L	BBB+	Baa1	BBB+
Met-Ed	BBB	Baa1	BBB+
Penelec	BBB	Baa1	BBB+

FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy’s domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

* * *

AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. (“CSW”), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 35-27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the “Rule 53(c) Order”).

AEP currently meets all of the conditions of Rule 53(a). At March 31, 2005, AEP’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $211 million, or about 11% of AEP’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2005 ($1.962 billion).

In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP’s EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP’s Utility Subsidiaries7  , their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP’s overall financial condition which took into account, among other factors, AEP’s consolidated capitalization ratio and the growth trend in AEP retained earnings.

As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP’s consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries (“Trust Preferred Securities”) representing 1.4%.

As of March 31, 2005, AEP’s consolidated capitalization consisted of 59.8% debt, 40.2% common and preferred equity (consisting of common stock representing 39.9% and $61 million principal amount of preferred stock representing 0.3%).

Since the date of the Rule 53(c) Order, there has been an increase in AEP’s consolidated equity capitalization ratio. In addition, the Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

As of December 31, 1999, Standard and Poor’s (“S&P”) rating of secured debt for AEP’s Utility Subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

As of March 31, 2005, S&P’s rating of secured debt for AEP’s Utility Subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB. S&P’s rating of AEP’s unsecured debt was BBB as of March 31, 2005.

2.	By amending and restating Item 2 in its entirety:

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

The fees, commissions and expenses incurred or expected to be incurred in connection with the transactions proposed in the Post-Effective Amendment are estimated not to exceed $2,000, excluding the cost associated with any financing authorized hereunder.

3.	By amending Item 6 by filing the follow Exhibits and Financial Statements:

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

A. Exhibits.

B.	Loan Agreement [To be filed with Rule 24 certificate].

B.	Financial Statements.

(1)	Balance Sheet as of March 31, 2005 and Statements of Income and Retained Earnings for the 12 months ended March 31, 2005 of OVEC and its subsidiaries consolidated.

(2)
Balance Sheet as of December 31, 2004 and Statements of Income and Retained Earnings for the 12 months ended December 31, 2004 of OVEC and its subsidiaries consolidated, including notes to financial statements.

(3)	OVEC projected working funds flow statement [To be filed separately].[8]

(4)	AEP’s Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the period ended March 31, 2005 [Incorporated by reference].

(5)	FirstEnergy’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the period ended March 31, 2005 [Incorporated by reference].

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

OHIO VALLEY ELECTRIC CORPORATION

By:	David L. Hart
Vice President

Dated: July 8, 2005

1   Buckeye will become a party to the ICPA no later than March 13, 2006 as a result of a pending assignment from a subsidiary of Allegheny.

2  This $1 billion amount represents Current Investments only. As of March 31, 2005, FirstEnergy had no GenCo Investments.

3  At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge to reduce the carrying value of its remaining 20.1% interest. The remaining 20.1% interest in Avon was sold on January 16, 2004. Through 2002, FirstEnergy was unsuccessful in divesting GPU’s former Argentina operations and made the decision to abandon its interest in Emdersa in early 2003. On April 18, 2003, FirstEnergy divested its ownership in Emdersa through the abandonment of its shares in Emdersa’s parent company. FirstEnergy included in discontinued operations Emdersa’s net income of $7 million and a $67 million charge for the abandonment in the second quarter of 2003. An after-tax loss of $87 million (including $109 million in currency transaction losses arising principally from U. S. dollars denominated debt) was included in discontinued operations in 2002. In December 2003, Emdersa Guaracachi S. A. (“EGSA”), GPU Power’s Bolivia subsidiary, was sold to Bolivia Integrated Energy Limited. FirstEnergy included in discontinued operations of $33 million loss on the sale of EGSA in the fourth quarter of 2003 and an operating loss for the year of $2 million. On January 30, 2004, FirstEnergy sold its 28.67% interest in Termobarranquilla S. A., Empresa de Servicios Publicos (“TEBSA”) for $12 million. An impairment loss of $26 million related to TEBSA was recorded in December 2003 in Other Operating Expenses on the consolidated statement of income and no gain or loss was recognized upon the sale in 2004.

4  Standard & Poor’s Rating Services

5  Moody’s Investors Service, Inc.

6  Fitch, Inc.

7  Appalachian Power Company (“APCo”), Columbus Southern Power Company (“CSPCo”), Indiana Michigan Power Company (“I&M”), Kentucky Power Company (“KPCo”), Ohio Power Company (“OPCo”), AEP Texas Central Company (“TCC”), Public Service Company of Oklahoma (“PSO”), Southwestern Electric Power Company (“SWEPCo”) and AEP Texas North Company (formerly West Texas Utilities Company) (“TNC”), collectively, the “Utility Subsidiaries”).

8   Applicants request confidential treatment pursuant to Rule 104(b), 17 C.F.R. §250.104(b).

EXHIBIT B-1

OHIO VALLEY ELECTRIC CORPORATION
AND SUBSIDIARY COMPANY
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
12 MONTH PERIOD ENDING
MARCH 31, 2005
UNAUDITED
12 months ended 3/31/05

OPERATING REVENUES:
Sales of electric energy to:
Department of Energy	$11,102,436.45
Sponsoring Companies	406,325,990.09
Other	467,061.96

Total Operating Revenues	417,895,488.50

OPERATING EXPENSES:
Fuel consumed in operation	224,770,229.21
Purchased power	11,396,924.12
Other operation	62,563,527.07
Maintenance	53,265,651.70
Depreciation - capital improvements	30,799,026.92
Taxes, other than federal income taxes	8,969,687.13
Federal income taxes	1,224,302.91

Total Operating Expenses	392,989,349.06

Operating Income (Loss)	24,906,139.44

INTEREST INCOME AND OTHER	1,344,507.98

Income Before Interest Charges	26,250,647.42

INTEREST CHARGES
Amortization of debt expense	2,763,012.72
Interest expense	21,604,503.83

Total Interest Charges	24,367,516.55

Net income	$1,883,130.87

RETAINED EARNINGS, APRIL 1, 2004	2,443,396.42

CASH DIVIDENDS ON COMMON STOCK	(1,800,000.00)

RETAINED EARNINGS, MARCH 31, 2005	$2,526,527.29
.

OHIO VALLEY ELECTRIC CORPORATION
AND SUBSIDIARY COMPANY
CONSOLIDATED BALANCE SHEET - MARCH 31, 2005
UNAUDITED

ASSETS	3/31/2005

ELECTRIC PLANT-at original cost-	$1,122,873,510.33
Less - Accumulated provisions for
depreciation and amortization	(784,173,640.07)

Total Plant	338,699,870.26

Construction work in progress	13,372,155.87

Net Plant In Service	352,072,026.13

CURRENT ASSETS:
Cash and cash equivalents	66,952,210.71
Accounts receivable	18,464,957.53
Fuel in storage, at average cost	23,431,372.93
Materials and supplies, at average cost	13,826,863.83
Property taxes applicable to future years	1,047,150.00
Emission allowances	366,722.33
Refundable federal income taxes	26,237,364.14
Prepaid expenses and other	1,610,641.21

Total Current Assets	151,937,282.68

REGULATORY ASSETS:
Unrecognized pension benefits	5,094,296.00
Unrecognized postemployment benefits	3,300,985.00
Deferred depreciation	20,146,982.06

Total Regulatory Assets	28,542,263.06

DEFERRED CHARGES AND OTHER:
Unamortized debt expense	2,387,278.22
Deferred tax assets	46,991,566.00
Other	1,095,216.90

Total Deferred Charges	50,474,061.12

TOTAL ASSETS	$583,025,632.99
.

OHIO VALLEY ELECTRIC CORPORATION
AND SUBSIDIARY COMPANY
CONSOLIDATED BALANCE SHEET - MARCH 31, 2005
UNAUDITED

CAPITALIZATION AND LIABILITIES	3/31/2005

CAPITALIZATION:
Common stock, $100 par value -
Authorized, 300,000 shares;
Outstanding, 100,000 shares	$10,000,000.00
Unsecured term loan	60,000,000.00
Senior secured notes-SCR	305,000,000.00
Retained earnings	2,526,527.29

Total Capitalization	377,526,527.29

CURRENT LIABILITIES:
Short term borrowings	30,000,000.00
Accounts payable	23,306,558.92
Deferred revenue-advances for construction	13,603,050.09
Accrued taxes	4,235,635.38
Accrued interest and other	9,998,536.40

Total Current Liabilities	81,143,780.79

REGULATORY LIABILITIES:
Postretirement benefits	19,953,813.71
Investment tax credits	3,393,145.95
Net antitrust settlement	1,823,929.41
Income taxes refundable to customers	44,802,222.45
Deferred credit - EPA emission
allowance auction proceeds	520,863.39
Accrued cost of removal	10,000,000.00

80,493,974.91

OTHER LIABILITIES:
Accrued pension liability	5,094,296.00
Postretirement benefits obligation	35,466,069.00
Postemployment benefits obligation	3,300,985.00
Parent advances for construction	-

Total Deferred Credits	43,861,350.00

TOTAL CAPITALIZATION AND LIABILITIES	$583,025,632.99
.

EXHIBIT B(2)

Ohio Valley Electric Corporation and Subsidiary Company Consolidated Financial Statements as of December 31, 2004 and 2003 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Ohio Valley Electric Corporation

We have audited the accompanying consolidated balance sheets of Ohio Valley Electric Corporation and subsidiary (the Company), as of December 31, 2004 and 2003, and the related consolidated statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ohio Valley Electric Company and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

March 16, 2005

OHIO VALLEY ELECTRIC CORPORATION
AND SUBSIDIARY COMPANY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
ASSETS	2004	2003

ELECTRIC PLANT—At original cost	$1,122,873,510	$1,099,901,000
Less—accumulated provisions for depreciation	780,616,102	741,340,952

	342,257,408	358,560,048

Construction in progress	8,138,695	26,481,342

Total electric plant	350,396,103	385,041,390

CURRENT ASSETS:
Cash and cash equivalents	63,446,654	11,667,855
Accounts receivable	27,863,856	20,399,973
DOE settlement payment receivable		97,494,948
Fuel in storage—at average cost	14,584,298	32,007,974
Materials and supplies—at average cost	14,675,050	15,680,032
Property taxes applicable to future years	1,279,850	1,520,400
Emission allowances	435,314	817,059
Refundable federal income taxes	23,818,790
Prepaid expenses and other	1,708,955	3,034,687

Total current assets	147,812,767	182,622,928

REGULATORY ASSETS:
Unrecognized pension benefits	5,094,296	5,647,628
Unrecognized postemployment benefits	3,300,985	2,691,500
Deferred depreciation	16,117,585

Total regulatory assets	24,512,866	8,339,128

DEFERRED CHARGES AND OTHER:
Unamortized debt expense	3,088,831	5,841,044
Deferred tax assets	46,991,566	100,856,798
Other	1,042,677	505,490

Total deferred charges	51,123,074	107,203,332

TOTAL ASSETS	$573,844,810	$683,206,778

		(Continued)

OHIO VALLEY ELECTRIC CORPORATION
AND SUBSIDIARY COMPANY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

CAPITALIZATION AND LIABILITIES	2004	2003

CAPITALIZATION:
Common stock, $100 par value—
Authorized, 300,000 shares; outstanding, 100,000 shares	$10,000,000	$10,000,000
Senior secured notes	305,000,000	305,000,000
Unsecured term loan	60,000,000	60,000,000
Retained earnings	2,084,416	1,939,704

Total capitalization	377,084,416	376,939,704

CURRENT LIABILITIES:
Line of credit borrowings	30,000,000	50,000,000
Accounts payable	17,364,546	16,051,549
Deferred revenue—advances for construction	7,902,980	26,430,681
Accrued federal income taxes		22,178,008
Accrued other taxes	4,502,838	11,691,750
Accrued interest and other	15,225,356	13,720,396

Total current liabilities	74,995,720	140,072,384

COMMITMENTS AND CONTINGENCIES

REGULATORY LIABILITIES:
Postretirement benefits	20,188,097	27,922,688
Investment tax credits	3,393,146	3,393,146
Net antitrust settlement	1,823,929	1,823,930
Income taxes refundable to customers	41,977,288	45,293,424
Deferred credit—EPA emmission allowance auction proceeds	520,864
Accrued cost of removal	10,000,000	10,000,000
Other	-	-

Total regulatory liabilities	77,903,324	88,433,188

OTHER LIABILITIES:
Accrued pension liability	5,094,296	5,647,628
Postretirement benefits obligation	35,466,069	69,422,374
Postemployment benefits obligation	3,300,985	2,691,500

Total deferred credits	43,861,350	77,761,502

TOTAL CAPITALIZATION AND LIABILITIES	$573,844,810	$683,206,778

See notes to financial statements.

OHIO VALLEY ELECTRIC CORPORATION
AND SUBSIDIARY COMPANY

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2004 AND 2003
	2004	2003
OPERATING REVENUES:
Sales of electric energy to:
Department of Energy	$9,696,215	$9,957,737
Sponsoring Companies	396,119,387	356,050,447
Other	467,060	467,130
Termination charges—DOE	-	87,494,948

Total operating revenues	406,282,662	453,970,262

OPERATING EXPENSES:
Fuel consumed in operation	218,917,179	182,240,815
Purchased power	10,087,373	10,480,312
Other operation	61,879,916	147,174,773
Maintenance	49,590,330	48,684,539
Depreciation	30,799,027	27,437,308
Taxes—other than federal income taxes	8,635,643	7,131,890
Federal income taxes	1,062,879	1,544,413

Total operating expenses	380,972,347	424,694,050

OPERATING INCOME	25,310,315	29,276,212

OTHER INCOME (EXPENSE)	997,686	(327,871)

INCOME BEFORE INTEREST CHARGES	26,308,001	28,948,341

INTEREST CHARGES:
Amortization of debt expense	2,752,212	5,617,001
Interest expense—net	21,611,076	21,479,019

Total interest charges	24,363,288	27,096,020

NET INCOME	1,944,713	1,852,321

RETAINED EARNINGS—Beginning of year	1,939,703	1,887,383

CASH DIVIDENDS ON COMMON STOCK	(1,800,000)	(1,800,000)

RETAINED EARNINGS—End of year	$2,084,416	$1,939,704

See notes to financial statements.

OHIO VALLEY ELECTRIC CORPORATION
AND SUBSIDIARY COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FROM OPERATIONS:
Net income	$1,944,713	$1,852,321
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation	30,799,027	27,437,308
Amortization of debt expense	2,752,212	5,617,001
Deferred taxes	50,549,096	(27,116,302)
Investment tax credits		(7,217,172)
Gain on disposal of assets	(202,382)	(25,999)
Changes in assets and liabilities:
Accounts receivable	(7,463,883)	4,859,272
DOE settlement payment receivable	97,494,948	(97,494,948)
Fuel in storage	17,423,676	10,937,000
Materials and supplies	1,004,982	420,066
Property taxes applicable to subsequent years	240,550	(230,400)
Emission allowances	381,745	534,649
Prepaid expenses and other	1,325,732	114,090
Refundable federal income taxes	(23,818,790)
Deferred termination charges		(218,665)
Other regulatory assets	514,700	513,828
Other non current assets	(1,042,677)	(505,490)
Accounts payable	1,312,997	(21,374,835)
Deferred revenue	(18,527,701)	5,643,579
Accrued taxes	(29,366,920)	16,868,334
Accrued interest and other	1,504,960	(654,669)
Net antitrust settlement		(2,287,879)
Postretirement benefit liabilities	(41,690,896)	97,345,062
Accrued cost of removal		10,000,000
Other regulatory liabilities	520,863	(696,700)

Net cash provided by operating activities	85,656,952	24,319,451

INVESTING ACTIVITIES:
Electric plant additions	(12,078,153)	(90,993,889)
Sale of investments

Net cash used in investing activities	(12,078,153)	(90,993,889)

		(Continued)

OHIO VALLEY ELECTRIC CORPORATION
AND SUBSIDIARY COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003
	2004	2003
FINANCING ACTIVITIES:
Repayments of notes payable	$-	$(27,734,040)
Senior secured notes repayments
Unsecured term loan borrowings		60,000,000
Loan origination costs		(3,228,068)
Line of credit borrowings	(20,000,000)	40,000,000
Dividends on common stock	(1,800,000)	(1,800,000)

Net cash provided by (used in) financing activities	(21,800,000)	67,237,892

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	51,778,799	563,454

CASH AND CASH EQUIVALENTS—Beginning of year	11,667,855	11,104,401

CASH AND CASH EQUIVALENTS—End of year	$63,446,654	$11,667,855

SUPPLEMENTAL DISCLOSURES:
Interest paid	$21,533,811	$20,403,647

Income taxes paid/(received), net	$4,504,868	$18,873,754

See notes to financial statements.		(Concluded)

OHIO VALLEY ELECTRIC CORPORATION

AND SUBSIDIARY COMPANY

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Consolidating Financial Statements—The financial statements include the accounts of Ohio Valley Electric Corporation (OVEC) and its wholly owned subsidiary, Indiana-Kentucky Electric Corporation (IKEC), collectively, the Companies. All inter-company transactions have been eliminated in consolidation.

Organization—The Companies own two generating stations located in Ohio and Indiana with a combined electric production capability of approximately 2,256 megawatts (MW). OVEC is owned by several investor-owned utilities and utility holding companies. These entities and their affiliates comprise the Sponsoring Companies. The Sponsoring Companies purchase power from OVEC according to the terms of the Inter-Company Power Agreement (ICPA). In 2004, an Amended and Restated ICPA was unanimously approved by the Sponsoring Companies and OVEC extending the term of the ICPA for an additional 20 years from March 13, 2006 to March 13, 2026. Approximately 27% of the Companies’ employees are covered by a collective bargaining agreement that expires August 31, 2005.

DOE Contract Termination—On July 1, 1993, the uranium enrichment processing responsibilities of the United States Government were transferred from the Department of Energy (DOE) to the United States Enrichment Corporation (USEC). At that time, USEC was a wholly owned government corporation and an agency and instrumentality of the United States of America. OVEC modified the DOE Power Agreement in 1993 to permit the DOE to resell the OVEC power to USEC. On July 28, 1998, USEC became a publicly held company through the transfer of the federal government’s ownership in USEC to the private sector.

On September 29, 2000, the DOE notified OVEC that the DOE Power Agreement would terminate no later than April 30, 2003. Also, the DOE notified OVEC that the DOE entitlement to power would reduce to specified levels until reaching zero on August 31, 2001. On September 1, 2001, the Sponsoring Companies became entitled to 100% of the Companies’ generating capacity under the terms of the ICPA.

Under the terms of the DOE Power Agreement, OVEC was entitled to receive a “termination payment” from the DOE to recover unbilled costs upon termination of the agreement. The termination payment was related to unbilled postretirement benefit costs and a portion of the estimated generating plants’ closure costs. In addition, OVEC had retained monies from undistributed antitrust and investment tax credit proceeds that were due to the DOE upon termination of the DOE Power Agreement. During December 2003, OVEC reached a settlement with the DOE, and, as a result of the settlement agreement, during February 2004, OVEC received a net settlement payment of approximately $97.5 million.

The settlement payment represents the net amount of the following payments and credit: (a) $97 million for the DOE obligation related to postretirement benefit costs, (b) $10 million for the DOE obligation related to the generating plants’ closure costs, and (c) a credit of approximately $9.5 million related to antitrust and investment tax credit proceeds due the DOE (as discussed in Rate Regulation).

At December 31, 2004 and 2003, OVEC recorded the $10 million portion of the DOE settlement payment related to plants’ closure costs as accrued cost of removal in the accompanying balance sheet; and $87.5 million was recorded as revenue in the accompanying statement of income for the year ended December 31, 2003.

Rate Regulation—The proceeds from the sale of power to the Sponsoring Companies are designed to be sufficient for OVEC to meet its operating expenses and fixed costs, as well as earn a return on equity before federal income taxes. In addition, the proceeds from power sales are designed to cover debt amortization and interest expense associated with financings. The Companies have continued and expect to continue to operate pursuant to the cost plus rate of return recovery provisions at least to March 13, 2026, the date of termination of the Amended and Restated ICPA.

SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, provides that rate-regulated utilities account for and report assets and liabilities consistent with the economic effect of the way in which rates are established, if the rates established are designed to recover the costs of providing the regulated service and it is probable that such rates can be charged and collected. The Companies follow the accounting and reporting requirements of SFAS No. 71. Certain expenses and credits subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers.

As of December 31, 2004, the Companies have retained approximately $1.8 million of net proceeds from the settlement of antitrust damage suits and $3.4 million of undistributed investment tax credit proceeds, which will be refunded to the Sponsoring Companies on or before termination of the Amended and Restated ICPA. These amounts have been recorded as regulatory liabilities in the accompanying balance sheet at December 31, 2004. Approximately $9.5 million of the balances in these regulatory liabilities as of December 31, 2003 were effectively refunded to the DOE as part of the settlement agreement (as discussed in DOE Contract Termination). These amounts that were effectively refunded to the DOE were recorded as a reduction of operating expenses in the accompanying 2003 statement of income.

As part of the accounting for the settlement agreement with the DOE, the Companies recognized $97 million of postretirement benefit costs in the accompanying 2003 statement of income as other operation expense. OVEC established a regulatory liability for postretirement benefits, which was $20.2 and $27.9 million as of December 31, 2004 and 2003, respectively.

Cash and Cash Equivalents—For purposes of these statements, the Companies consider temporary cash investments to be cash equivalents since they are readily convertible into cash and have original maturities of less than three months.

Electric Plant—Property additions and replacements are charged to utility plant accounts. Depreciation expense and accumulated depreciation are recorded at the time property additions and replacements are billed to customers or at the date the property is placed in service if the in-service date occurs subsequent to the customer billing. Customer billings for construction in progress are recorded as deferred revenue-advances for construction. These amounts are closed to revenue at the time the related property is placed in service. Deferred depreciation, depreciation expense and accumulated depreciation are recorded when financed property additions and replacements are recovered over a period of years through customer debt retirement billing. Repairs of property are charged to maintenance expense.

Asset Retirement Obligations and Accrued Cost of Removal—The Companies recognize the fair value of legal obligations associated with the retirement or removal of long-lived assets at the time the obligations are incurred and can be reasonably estimated. The initial recognition of this liability is accompanied by a corresponding increase in depreciable electric plant. Subsequent to the initial recognition, the liability is adjusted for any revisions to the expected value of the retirement obligation (with corresponding adjustments to electric plant) and for accretion of the liability due to the passage of time.

The Companies do not recognize liabilities for asset retirement obligations for which the fair value cannot be reasonably estimated. The Companies have asset retirement obligations associated with certain transmission facilities, ash disposal ponds, river structures, underground storage tanks, and coal yard restoration. However, the retirement date for these assets cannot be reasonably estimated; therefore, the fair value of the associated liability cannot be estimated and no amounts are recognized in the financial statements herein. As a result, no asset retirement obligations have been recorded in the accompanying financial statements.

To the extent that OVEC collects asset retirement costs from its customers in excess of any asset retirement obligations that are required to be recognized, OVEC records these amounts as a regulatory liability (accrued cost of removal).

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fuel in Storage and Materials and Supplies—Fuel in storage consists of coal and oil used in the generation of electricity and is valued at average cost. Materials and supplies consist primarily of replacement parts necessary to maintain the generating facilities and are valued at average cost.

Unamortized Debt Expense—Unamortized debt expense relates to loan origination costs incurred to secure financing (see Note 4). These costs are being amortized over the life of the related loans.

New Accounting Pronouncements—In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of the long-lived assets that result from the acquisition, construction, development, and (or) the normal operation of a long-lived asset. The Companies adopted this statement effective January 1, 2003. The adoption did not have a material effect on the Companies’ financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. This interpretation would require the application of FASB Statement No. 143, Accounting for Asset Retirement Obligations to conditional asset retirement activities. As such the new standard requires that liabilities be recorded for retirement activities in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the Companies. This interpretation is effective for the Companies’ December 31, 2005 financial statements. The Companies are currently evaluating the impact of this new accounting standard.

Reclassifications—Certain reclassifications have been made to the 2003 financial statements to conform with current year presentation.

2.	RELATED PARTY TRANSACTIONS

Transactions with the Sponsoring Companies during 2004 and 2003 included the sale of all generated power to them, the purchase of Arranged Power from them and other utility systems in order to meet the DOE’s power requirements, the sale and purchase of ECAR reserve sharing power, contract barging services and minor transactions for services and materials. The Companies have a Lease Agreement with Louisville Gas and Electric Company; a Facility Agreement with The Cincinnati Gas & Electric Company; Power Agreements with Louisville Gas and Electric Company, The Cincinnati Gas & Electric Company, The Dayton Power and Light Company, Kentucky Utilities Company, Ohio Edison Company, and American Electric Power Service Corporation as agent for the American Electric Power System Companies; and Transmission Service Agreements with Louisville Gas and Electric Company, The Cincinnati Gas & Electric Company, The Dayton Power and Light Company, The Toledo Edison Company, Ohio Edison Company, Kentucky Utilities Company, and American Electric Power Service Corporation as agent for the American Electric Power System Companies.

In early 2001, the DOE offered to provide the Sponsoring Companies increased access to OVEC’s firm generating capacity through August 31, 2001 (on which date the DOE planned to cease purchasing OVEC generated power). This transfer of power entitlement was offset by transferring the liability for specific unpaid capital improvement debt from the DOE to the Sponsoring Companies. As a result, the Sponsoring Companies agreed to assume $76.6 million of the DOE debt and interest costs. OVEC billed this balance of debt and interest costs for capital improvements to the Sponsoring Companies over the period June 2001 through April 2003 (the termination date of the DOE Power Agreement).

Balances due from or to the Sponsoring Companies at December 31:

	2004	2003

Accounts receivable	$26,059,455	$19,420,279
Accounts payable	263,582	967,017

American Electric Power Company, Inc. and a subsidiary company owned 44.2% of the common stock of OVEC as of December 31, 2004. The following is a summary of the principal services received from the American Electric Power Service Corporation as authorized by the Companies’ Boards of Directors:

	2004	2003

General services	$2,697,921	$1,739,400
Specific projects	868,291	4,944,733

Total	$3,566,212	$6,684,133

General services consist of regular recurring operation and maintenance services. Specific projects primarily represent nonrecurring plant construction projects and engineering studies, which are approved by the Companies’ Boards of Directors. The services are provided in accordance with the service agreement dated December 15, 1956, between the Companies and the American Electric Power Service Corporation.

3.	COAL SUPPLY

The Companies have coal supply agreements with certain nonaffiliated companies that expire at various dates from the year 2005 through 2009. Pricing for coal under these contracts is subject to contract provisions and adjustments. The Companies currently have approximately 67% of their coal requirements under long-term contract.

4.	BORROWING ARRANGEMENTS AND SENIOR SECURED NOTES

OVEC has a bank revolving line of credit agreement with a borrowing limit of $100 million as of December 31, 2004. The $100 million line of credit has an expiration date of August 5, 2005. At December 31, 2004, OVEC had borrowed $30 million under this line of credit. Interest expense related to line of credit borrowings was $1,356,153 in 2004 and $761,163 in 2003. During 2004 and 2003, OVEC incurred annual commitment fees of $64,455 and $59,788, respectively, based on the borrowing limits of the line of credit.

In 1993, OVEC privately placed $80 million of senior secured notes (1993 Notes) with several institutional investors. The placement consisted of $40 million of Series A Notes, bearing interest at a monthly coupon rate of 6.37% per annum, and $40 million of Series B Notes, bearing interest at a monthly coupon rate of 6.57% per annum. The 1993 Notes matured on April 1, 2003 due to the cancellation of the DOE Power Agreement. OVEC used the proceeds from the issuance of the 1993 Notes to fund the modifications of the IKEC generating station relating to compliance with the Clean Air Act Amendments of 1990. The monthly principal and interest payments of $871,640 were fixed from June 1, 1995 until April 1, 2003, at which time a balloon payment of the outstanding balance was made. All principal and interest payments payable by OVEC were billed to the Sponsoring Companies under the terms of the March 20, 2001 DOE Letter Supplement to the DOE Power Agreement and ICPA. As of December 31, 2003, the 1993 Notes were fully repaid.

In 2001, OVEC issued $305 million senior secured notes (2001 Notes) under Rule 144A and Regulation S of the Securities Act of 1933 to qualified institutional investors. The 2001 Notes bear an annual fixed interest rate of 5.94% payable semi-annually on February 12 and August 12 of each year beginning February 12, 2002 until maturity on February 12, 2006. The 2001 Notes are secured by a collateral assignment of the right of OVEC to receive certain payments from the Sponsoring Companies pursuant to the ICPA and insured by a financial guarantee insurance policy. OVEC used the proceeds from this issuance to fund the selective catalytic reduction (SCR) systems constructed at the Companies’ two coal-fired power plants. The SCR systems reduce emissions of nitrogen oxides (NOx) during the ozone season (May through September). The SCR systems were placed into service for testing beginning in May 2003 and operated during the initial compliance period of June through September 2004. The $305 million principal balance is due February 12, 2006. Debt proceeds used to finance construction at IKEC are reflected as noninterest-bearing inter-company advances in the accompanying financial statements.

On March 25, 2003, OVEC entered into an unsecured term loan through February 12, 2006, in the amount of $60 million. These borrowings were used to finance certain costs in excess of initial budget estimates relating to the construction of the SCR systems. This is a variable interest rate note (4.17% at December 31, 2004), and interest expense totaled approximately $2.1 million and $1.5 million during 2004 and 2003, respectively.

5.	INCOME TAXES

OVEC and IKEC file a consolidated federal income tax return. OVEC and IKEC record deferred tax assets and liabilities based on differences between book and tax bases of assets and liabilities measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are adjusted for changes in tax rates. The deferred tax assets recorded in the accompanying balance sheets consist primarily of the net deferred taxes on depreciation differences, postretirement benefits obligation, regulatory assets, deferred termination charges, regulatory liabilities and net operating loss carryforwards.

To the extent that OVEC has not reflected credits in customer billings for deferred tax assets, the Companies have recorded a regulatory liability representing income taxes refundable to customers under the applicable agreements among the parties. This liability was $41,977,288 at December 31, 2004 and $45,293,424 at December 31, 2003.

A reconciliation of the federal statutory rate to taxes on income for the years ended December 31 is as follows:

	2004	2003

Tax expense at statutory rate	$1,052,657	$1,188,857

Temporary differences flowed through to customer bills	(84,678)	7,440,504
Investment tax credits		(7,217,172)
Permanent differences	94,900	132,224

Federal income tax expense	$1,062,879	$1,544,413

Effective tax rate	35.3%	45.5%

Federal income tax expense for the years ended December 31 consists of the following:

	2004	2003

Federal income tax currently payable/(refundable)	$(23,818,790)	$28,379,531

Deferred income taxes:
Depreciation and other plant-related items	20,018,821	8,435,609
Postretirement benefit expense	14,591,814	(31,544,762)
Investment tax credits		(7,217,172)
NOL carryover	(6,894,727)
AMT credit carryover	(1,528,309)
Other—net	(1,305,930)	3,491,207
Total federal income tax expense	$1,062,879	$1,544,413

For federal income tax purposes, OVEC has alternative minimum tax credit carryforwards of approximately $1.5 million, which are not limited by expiration dates, and net operating tax loss carryforwards of approximately $19.7 million, which expire in 2025.

6.	PENSION PLAN AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The Companies have a noncontributory qualified defined benefit pension plan (the Plan) covering substantially all of their employees. The benefits are based on years of service and each employee’s highest consecutive thirty-six month compensation period. Employees are vested in the Plan after five years of service with the Companies.

Funding for the Plan is based on actuarially determined contributions, the maximum of which is generally the amount deductible for income tax purposes and the minimum being that required by the Employee Retirement Income Security Act (ERISA) of 1974, as amended. The full cost of the pension benefits and related obligations has been allocated to OVEC and IKEC in the accompanying financial statements. The allocated amounts represent approximately a 53% and 47% split and a 52% and 48% split for OVEC and IKEC, respectively, as of December 31, 2004 and December 31, 2003. The Plan’s assets consist of investments in equity and debt securities.

In addition to the Plan, the Companies provide certain health care and life insurance benefits for retired employees. Substantially all of the Companies’ employees become eligible for these benefits if they reach retirement age while working for the Companies. These and similar benefits for active employees are provided through employer funding and insurance policies. In December 2004, the Companies established Voluntary Employee Beneficiary Association (VEBA) trusts and contributed $44.5 million to the VEBA trusts to fund future postretirement health care and life insurance benefit payments. The VEBA trusts were invested in debt securities as of December 31, 2004. The main objectives of the Plan and VEBA trusts are to maintain the purchasing power of the current assets and all future contributions, to have the ability to pay all benefits and expense obligations when due, to achieve a “funding cushion” to maximize return within prudent levels of risk and to control the cost of administering the Plan and managing investments. The investment horizon for the Plan and VEBA trusts is greater than five years and the strategic asset allocation is based on a long-term perspective. The Plan portfolio’s target asset allocation is 30% equity securities and 70% debt securities. The VEBA trusts’ assets have been invested in debt securities until the Companies complete their evaluation of their target asset allocation. The asset allocation for the Plan and VEBA trusts at December 31, 2004 and 2003 by asset category was as follows:

Asset Category	Pension Plan		VEBA Trusts
	2004	2003	2004	2003

Equity securities	16%	12%	0%	N/A
Debt securities	84%	88%	100%	N/A

The following is an estimate of retired employee benefit payments, which reflect future service:

		Other
Year Ending	Pension	Postretirement
December 31,	Plan	Benefits

2005	$6,940,994	$3,019,650
2006	7,117,053	3,398,285
2007	7,403,441	3,862,646
2008	7,685,495	4,418,359
2009	8,115,160	4,894,277
Five years thereafter	46,623,700	30,922,558

The Companies expect to contribute $3,700,000 and $3,019,650 in 2005 to the pension and other postretirement benefit plans, respectively.

Employer contributions, employee contributions and distributions to participants for 2004 and 2003 were as follows:

			Other
	Pension Benefits		Postretirement Benefits
	2004	2003	2004	2003

Employer contributions	$3,800,123	$2,780,537	$46,748,887	$2,185,170
Employee contributions			445,070	415,739
Distributions to participants	6,434,026	6,384,807	2,693,957	2,530,232

The Companies record the expected cost of postretirement benefits over the service period during which such benefits are earned. As previously described, as of December 31, 2004, the Companies have contributed $44.5 million to the VEBA trusts to fund these benefits.

The following table sets forth the amounts recognized in the accompanying balance sheet as of December 31, 2004 and 2003, utilizing actuarial measurement dates as of December 31, 2004 and 2003.

			Other
	Pension Benefits		PostretirementBenefits
	2004	2003	2004	2003

Benefit obligation	$146,765,353	$141,607,654	$110,564,001	$114,343,455
Fair value of plan assets	152,666,163	145,019,186	44,500,000

Funded status	5,900,810	3,411,532	(66,064,001)	(114,343,455)

Unrecognized net (gain) loss	(15,736,126)	(14,740,617)	34,014,932	48,717,081
Unrecognized prior service cost	4,741,020	5,681,457	(3,417,000)	(3,796,000)

Accrued benefit cost recognized
in the balance sheet	$(5,094,296)	$(5,647,628)	$(35,466,069)	$(69,422,374)

The accumulated benefit obligation for the Plan was $124,318,558 and $116,936,976 at December 31, 2004 and 2003, respectively.

Pension expense is recognized as amounts are contributed to the Plan and billed to customers. The accumulated difference between recorded pension expense and the yearly net periodic pension expense as calculated under SFAS No. 87 is billable as a cost of operations under the ICPA when contributed to the pension fund. This accumulated difference has been recorded as a regulatory asset in the accompanying balance sheets.

			Other
	Pension Benefits		Postretirement Benefits
	2004	2003	2004	2003

Service cost	$3,762,837	$3,390,693	$3,548,488	$3,795,348
Interest cost	8,569,866	8,334,473	6,955,388	7,474,621
Expected return on plan assets	(9,936,374)	(9,356,099)
Amortization of transition (asset) obligation		(5,000)
Amortization of prior service cost	940,437	940,437	(379,000)	(379,000)
Recognized actuarial (gain) loss	(89,975)	(149,142)	2,667,706	3,590,139

Benefit cost	$3,246,791	$3,155,362	$12,792,582	$14,481,108

Pension and other postretirement benefits expense recognized in statement of income and retained earnings and billed to Sponsoring Companies under the ICPA	$3,800,123	$2,780,537	$2,693,957	$2,875,294

The weighted-average assumptions used to determine benefit obligations were as follows:

			Other
	Pension Benefits		Postretirement Benefits
	2004	2003	2004	2003

Discount rate	6.00%	6.25%	6.00%	6.25%
Rate of compensation increase	4.00%	4.50%	4.00%	N/A

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

			Other
	Pension Benefits		Postretirement Benefits
	2004	2003	2004	2003

Discount rate	6.25%	6.25%	6.25%	6.25%
Expected long-term return on plan assets	7.00%	7.00%	N/A	N/A
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%

In selecting the expected long-term rate of return on assets, the Companies considered the average rate of earnings expected on the funds invested or to be invested to provide for plan benefits. This included considering the trusts’ assets allocation and the expected returns likely to be earned over the life of the plan. This basis is consistent with the prior year.

The Companies follow SFAS No. 112, Employers’ Accounting for Postemployment Benefits, and accrue the estimated cost of benefits provided to former or inactive employees after employment but before retirement. Such benefits include, but are not limited to, salary continuations, supplemental unemployment, severance, disability (including workers’ compensation), job training, counseling and continuation of benefits such as health care and life insurance coverage. The cost of such benefits and related obligations has been allocated to OVEC and IKEC in the accompanying financial statements. The allocated amounts represent approximately a 49% and 51% split between OVEC and IKEC, respectively, as of December 31, 2004, and approximately a 54% and 46% split between OVEC and IKEC, respectively, as of December 31, 2003.

The liability is offset with a corresponding regulatory asset and represents unrecognized postemployment benefits billable in the future to customers. The accrued cost of such benefits was $3,330,448 and $2,691,500 at December 31, 2004 and 2003, respectively.

The Companies have a trusteed defined contribution supplemental pension and savings plan that includes 401(k) features and is available to employees who have met eligibility requirements. The Companies’ contributions to the savings plan are made in amounts equal to 50% of the employee-participants’ contributions up to 6% of regular compensation. Benefits to participating employees are based solely upon amounts contributed to the participants’ accounts and investment earnings. By its nature, the plan is fully funded at all times. The employer contributions for 2004 and 2003 were $1,108,084 and $1,068,191, respectively.

7.	ENVIRONMENTAL MATTERS

Title IV of the 1990 Clean Air Act Amendments required the Companies to reduce sulfur dioxide (SO2) emissions in two phases: Phase I in 1995 and Phase II in 2000. The Companies selected a fuel switching strategy to comply with the emission reduction requirements. The Companies also purchased additional SO2 allowances. The cost of these purchased allowances was inventoried and included on an average cost basis in the cost of fuel consumed when used. The cost of unused allowances at December 31, 2004 and December 31, 2003 was $435,314 and $817,059, respectively.

Title IV of the 1990 Clean Air Act Amendments also required the Companies to comply with a NOx emission rate limit of 0.84 lb/mmBtu in 2000. The Companies installed overfire air systems on all eleven units at the plants to comply with this limit. The total capital cost of the eleven overfire air systems was approximately $8.2 million.

During 2002 and 2003, Ohio and Indiana finalized respective NOx State Implementation Plan (SIP) Call regulations that required further significant NOx emission reductions for coal burning power plants during the ozone control period (May through September). The Companies installed selective catalytic reduction (SCR) systems on ten of its eleven units to comply with these rules. The total capital cost of the ten SCRs was approximately $355 million. Depreciation on the SCRs is being deferred as a regulatory asset in anticipation of rate recovery, under the terms of the current and the Amended and Restated ICPA.

On March 10, 2005, the U.S. EPA signed the Clean Air Interstate Rule (CAIR) that will require significant further reductions of SO2 and NOx emissions from coal burning power plants. U.S. EPA is also expected to sign a separate mercury emission reduction rule for coal burning power plants in the near future. These emission reductions will be required in two phases: 2009 and 2015 for NOx; 2010 and 2015 for SO2; and 2010 and 2018 for mercury. The Companies are currently in the process of developing a plan to comply with these rules.

8.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 requires disclosure of the fair value of certain financial instruments. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value may be based on quoted market prices for the same or similar financial instruments or on valuation techniques such as the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

The estimates of fair value under SFAS No. 107 require the application of broad assumptions and estimates. Accordingly, any actual exchange of such financial instruments could occur at values significantly different from the amounts disclosed. As cash and temporary cash investments, current receivables, current payables, and certain other short-term financial instruments are all short term in nature, their carrying amounts approximate fair value. The fair value of the 2001 Notes was estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements.

The fair value and recorded value of the 2001 Notes as of December 31, 2004 and 2003 are as follows:

	2004	2003

Fair value	$312,656,000	$327,051,500
Recorded value	305,000,000	305,000,000

9.	OPERATING LEASES

OVEC has entered into operating leases to secure railcars for the transportation of coal in connection with the fuel switching modifications at the IKEC generating station. OVEC has railcar lease agreements that extend as far as December 31, 2025 with options to exit the leases under certain conditions.

Future minimum lease payments for operating leases are as follows:

Year Ending
December 31,	Total

2005	$2,549,595
2006	2,246,940
2007	2,242,260
2008	2,264,100
2009	2,257,860
Thereafter	33,363,780

Total future minimum lease payments	$44,924,535

The annual lease cost incurred was $2,398,518 and $2,719,710 for 2004 and 2003, respectively.

10.	COMMITMENTS AND CONTINGENCIES

The Companies are party in or may be affected by various matters under litigation. Management believes that the ultimate outcome of these matters will not have a significant adverse effect on either the Companies’ future results of operation or financial position.

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